Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Fourth Quarter of 2025 and an Increase to Its Quarterly Dividend
MONACO--(GLOBE NEWSWIRE - February 12, 2026) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three months ended December 31, 2025. The Company also announced that its board of directors (the "Board of Directors") has declared a quarterly cash dividend on its common shares of $0.45 per share.
Results for the three months ended December 31, 2025 and 2024
For the three months ended December 31, 2025, the Company had net income of $128.1 million, or $2.72 basic and $2.59 diluted earnings per share.
For the three months ended December 31, 2025, the Company had adjusted net income (see Non-IFRS Measures section below) of $80.0 million, or $1.70 basic and $1.62 diluted earnings per share, which excludes from net income (i) a $45.5 million, or $0.96 per basic and $0.92 per diluted share, gain on sales of vessels, (ii) a $5.5 million, or $0.12 per basic and $0.11 per diluted share, fair value gain on financial assets measured at fair value, and (iii) a $2.9 million, or $0.06 per basic and diluted share, loss on extinguishment of debt and write-off of deferred financing fees.
For the three months ended December 31, 2024, the Company had net income of $68.6 million, or $1.48 basic and $1.43 diluted earnings per share.
For the three months ended December 31, 2024, the Company had adjusted net income (see Non-IFRS Measures section below) of $30.3 million, or $0.65 basic and $0.63 diluted earnings per share, which excludes from net income (i) a $52.6 million, or $1.13 per basic and $1.09 per diluted share, gain on sales of vessels, (ii) a $13.9 million, or $0.30 per basic and $0.29 per diluted share, fair value loss on financial assets measured at fair value, and (iii) a $0.5 million, or $0.01 per basic and diluted share, loss on extinguishment of debt and write-off of deferred financing fees.
Results for the year ended December 31, 2025 and 2024
For the year ended December 31, 2025, the Company had net income of $344.3 million, or $7.40 basic and $7.03 diluted earnings per share.
For the year ended December 31, 2025, the Company had adjusted net income (see Non-IFRS Measures section below) of $269.5 million, or $5.79 basic and $5.51 diluted earnings per share, which excludes from net income (i) a $45.5 million, or $0.98 per basic and $0.93 per diluted share, gain on sales of vessels, (ii) a $35.2 million, or $0.76 per basic and $0.72 per diluted share, fair value gain on financial assets measured at fair value, and (iii) a $5.9 million, or $0.13 per basic and $0.12 per diluted share, loss on extinguishment of debt and write-off of deferred financing fees.
For the year ended December 31, 2024, the Company had net income of $668.8 million, or $13.78 basic and $13.15 diluted earnings per share.
For the year ended December 31, 2024, the Company had adjusted net income (see Non-IFRS Measures section below) of $512.9 million, or $10.57 basic and $10.08 diluted earnings per share, which excludes from net income (i) a $176.5 million, or $3.64 per basic and $3.47 per diluted share, gain on sales of vessels, (ii) a $2.8 million, or $0.06 per basic and diluted share, gain on sale of a vessel within a joint venture, (iii) a $15.0 million, or $0.31 per basic and $0.29 per diluted share, fair value loss on financial assets measured at fair value, and (iv) a $8.5 million, or $0.18 per basic and $0.17 per diluted share, loss on extinguishment of debt and write-off of deferred financing fees.
Declaration of Dividend
On February 11, 2026, the Company's Board of Directors declared a quarterly cash dividend of $0.45 per common share, with a payment date of March 20, 2026 to all shareholders of record as of March 6, 2026 (the record date). As of February 12, 2026, there were 51,762,790 common shares of the Company issued and outstanding.

Summary of Fourth Quarter 2025 and Other Recent Significant Events
•Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted voyages and time charters for the Company's vessels (both in the pools and outside of the pools) thus far in the first quarter of 2026 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Pool and Spot Market			Time Charters Out of the Pool		Bareboat Charter Out of the Pool
	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days	Average Daily TCE Revenue	Expected Revenue Days (1)	Average Daily Revenue	Expected Revenue Days (1)	% of Days
LR2	$46,000	2,111	70%	$31,000	901	$—	—	100%
MR	$27,500	3,288	63%	$26,800	355	$12,986	90	100%
Handymax	$25,500	1,156	50%	$23,000	89	$—	—	100%
(1)     Expected Revenue Days are the total number of calendar days in the quarter for each vessel, less the total number of estimated off-hire days during the period associated with repairs or drydockings. Consequently, Expected Revenue Days represent the total number of days the vessel is expected to be available to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. The Company uses revenue days to show changes in net vessel revenues between periods.
•Below is a summary of the average daily TCE revenue earned by the Company's vessels during the fourth quarter of 2025:

	Average Daily TCE Revenue
Vessel class	Pool / Spot	Time Charters	Daily Bareboat Charter Rate
LR2	$34,364	$32,651	$—
MR	$24,428	$24,755	$12,986
Handymax	$24,044	$22,904	$—

•In February 2026, the Company declared options to purchase two scrubber-fitted LR2 newbuilding product tankers that are to be constructed at Dalian Shipbuilding Industry Co., Ltd. in China for $68.5 million per vessel. Deliveries are expected in the third and fourth quarters of 2029.
•In December 2025, the Company entered into time charter-out agreements on two LR2 product tankers, STI Alexis and STI Rose, each for a term of five years at a rate of $29,000 per day. The time charter-out for STI Alexis commenced in January 2026 and the time charter-out for STI Rose is expected to commence in February 2026.
•In December 2025, the Company entered into an agreement to sell the 2015 built scrubber-fitted LR2 product tanker, STI Kingsway, for $57.5 million. This sale is expected to close within the first or second quarter of 2026.
•In December 2025, the Company entered into an agreement to sell the 2016 built scrubber-fitted LR2 product tanker, STI Gallantry for $52.3 million. This sale is expected to close within the first quarter of 2026.
•In December 2025, the Company entered into agreements to purchase two scrubber-fitted LR2 newbuilding product tankers for $70.8 million per vessel. The vessels are being constructed at Dalian Shipbuilding Industry Co., Ltd. in China and deliveries are expected in the third quarter of 2027.
•In December 2025, the Company entered into agreements to construct two scrubber-fitted Very Large Crude Carriers (“VLCCs”) at Hanwha Ocean Co. Ltd. in South Korea. The purchase price is $128.0 million per vessel (inclusive of additional equipment that the Company has the option to purchase) with deliveries expected in the third and fourth quarters of 2028.
•In November 2025, the Company entered into agreements to purchase four scrubber-fitted MR newbuilding product tankers, which are currently under construction at Jingjiang Nanyang Shipbuilding Co., Ltd. in China. The purchase price is $45.0 million per vessel and the expected deliveries are one vessel in each of the second and fourth quarters of 2026, and the first and second quarters of 2027.

•During the fourth quarter of 2025, the Company closed on the sales of six vessels consisting of one 2020 built scrubber-fitted MR product tanker, STI Maestro, for $42.0 million, four 2014 built scrubber-fitted MR product tankers, STI Battery, STI Venere, STI Milwaukee and STI Yorkville, for $32.0 million per vessel, and one 2019 built scrubber-fitted LR2 product tanker, STI Lobelia, for $61.2 million. During the first quarter of 2026, the Company closed on the sales of the 2019 built scrubber-fitted LR2 product tanker, STI Lavender, for $61.2 million, and the 2016 built scrubber-fitted LR2 product tanker, STI Goal, for $52.3 million.
•During the fourth quarter of 2025, the Company made unscheduled prepayments totaling $154.6 million in aggregate on certain of its secured credit facilities (as described below). This amount represented the scheduled principal amortization due under the Company's credit facilities from January 1, 2026 through December 31, 2027.
•During the fourth quarter of 2025, the Company sold 4,054,480 common shares of DHT Holdings Inc. (“DHT”) at an average price of $13.31 per share. As a result of these sales, the Company no longer has an ownership position in DHT.
Securities Repurchase Program
As of February 10, 2026, there is $173.4 million available under the Company's 2023 Securities Repurchase Program.
Diluted Weighted Number of Shares
The computation of earnings per share is determined by taking into consideration the potentially dilutive shares arising from the Company’s equity incentive plan. Potentially dilutive shares are excluded from the computation of earnings per share to the extent they are anti-dilutive.
For the three months ended December 31, 2025, the Company’s basic weighted average number of shares outstanding was 47,148,749. For the three months ended December 31, 2025, the Company’s diluted weighted average number of shares outstanding was 49,422,642, which included the potentially dilutive impact of restricted shares issued under the Company’s equity incentive plan.
Conference Call
Title: Scorpio Tankers Inc. Fourth Quarter 2025 Conference Call
Date: Thursday, February 12, 2026
Time: 9:00 AM Eastern Standard Time and 3:00 PM Central European Time
The conference call will be available over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com and the webcast link:
https://edge.media-server.com/mmc/p/9dhrip82
Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
The conference will also be available telephonically:
US/CANADA Dial-In Number: 1-833-636-1321
International Dial-In Number: +1-412-902-4260
Please ask to join the Scorpio Tankers Inc. call.
Participants should dial into the call 10 minutes before the scheduled time.

Current Liquidity
As of February 10, 2026, the Company had $937.1 million in unrestricted cash and cash equivalents and $767.0 million of undrawn revolver capacity, which includes $241.2 million of availability under the revolving portion of the 2023 $1.0 Billion Credit Facility, $25.8 million of availability under the 2023 $225.0 Million Revolving Credit Facility and $500.0 million of availability under the 2025 $500.0 Million Revolving Credit Facility.
The sales of STI Kingsway and STI Gallantry for $57.5 million and $52.3 million, respectively, are expected to close in the first or second quarter of 2026. The debt related to STI Gallantry was repaid in the fourth quarter of 2025 and there is no debt outstanding related to STI Kingsway.
Debt
Set forth below is a summary of the principal balances of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. Dollars	Outstanding Principal as of September 30, 2025	Outstanding Principal as of December 31, 2025	Outstanding Principal as of February 10, 2026
1	2023 $225.0 Million Revolving Credit Facility (1)	102,610	73,370	73,370
2	2023 $49.1 Million Credit Facility (2)	37,549	27,164	27,164
3	2023 $117.4 Million Credit Facility (3)	79,127	40,860	40,860
4	2023 $1.0 Billion Credit Facility (4)	333,457	213,593	213,593
5	2023 $94.0 Million Credit Facility (5)	75,992	54,244	54,244
6	Ocean Yield Lease Financing (6)	20,010	19,202	18,926
7	2021 Ocean Yield Lease Financing (7)	47,841	—	—
8	Unsecured Senior Notes Due 2030	200,000	200,000	200,000
9	2025 $500.0 Million Revolving Credit Facility	—	—	—
	Gross debt outstanding	896,586	628,433	628,157
	Cash and cash equivalents	603,205	751,955	937,089
	Net debt	$293,381	$(123,522)	$(308,932)
(1)    In November 2025, the Company entered into an agreement to sell four 2014 built scrubber-fitted MR product tankers, STI Battery, STI Venere, STI Milwaukee and STI Yorkville, for $32.0 million per vessel. In advance of these sales, an aggregate of $29.2 million was repaid in November 2025 on the 2023 $225.0 Million Revolving Credit Facility, with a corresponding $12.0 million reduction in the undrawn availability of the facility. The amount paid on the revolver may not be re-borrowed.
(2)    In December 2025, the Company prepaid eight quarters of term loan amortization of $9.2 million on the 2023 $49.1 Million Credit Facility, from and including Q1 2026 through and including Q4 2027.
(3)    In November 2025, the Company prepaid eight quarters of term loan amortization of $34.0 million on the 2023 $117.4 Million Credit Facility, from and including Q1 2026 through and including Q4 2027.
(4)    In October 2025, the Company repaid an aggregate $14.0 million on the term loan portion of the 2023 $1.0 Billion Credit Facility in advance of the sales of two 2019 built scrubber-fitted LR2 product tankers, STI Lobelia and STI Lavender, with a corresponding $30.7 million reduction in the undrawn availability of the revolving portion of the facility. These sales closed in December 2025 and January 2026, respectively.
In November 2025, the Company prepaid six quarters of term loan amortization of $84.5 million and revolver amortization of $7.6 million on the 2023 $1.0 Billion Credit Facility, from and including Q3 2026 through and including Q4 2027. The Company will be able to re-borrow the amount paid on the revolver, subject to its amortization profile.
In December 2025, the Company repaid $0.3 million on the term loan portion and $13.5 million on the revolving portion of the 2023 $1.0 Billion Credit Facility in advance of the sale of the 2016 built scrubber-fitted LR2 product tanker, STI Goal, which was agreed to be sold in December 2025 for $52.3 million and delivered to its buyer in February 2026. The amount paid on the revolver may not be re-borrowed.
In January 2026, the 2015 built scrubber-fitted LR2 product tanker, STI Kingsway, was released as collateral on the 2023 $1.0 Billion Credit Facility, with a corresponding $13.7 million reduction in the undrawn availability of the revolving portion of the facility.

(5)    In November 2025, the Company prepaid eight quarters of term loan amortization of $19.3 million on the 2023 $94.0 Million Credit Facility, from and including Q1 2026 through and including Q4 2027.
(6)    In July 2025, the Company submitted notice to exercise the purchase option on the LR2 product tanker that is financed under this arrangement, STI Symphony. This vessel is scheduled to be purchased in February 2026 and the outstanding lease obligation on the date of purchase is scheduled to be $18.9 million.
(7)    In December 2025, the Company repaid the outstanding lease obligations on the two LR2 product tankers, STI Guard and STI Gallantry, that were financed under this arrangement for $46.8 million in aggregate.
Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness, which includes principal amounts due under the Company's secured credit facilities, lease financing arrangements and Unsecured Senior Notes Due 2030 (which also include actual scheduled payments made from January 1, 2026 through February 10, 2026):

	Outstanding Debt at December 31, 2025
In millions of U.S. dollars	Repayments/maturities of unsecured debt	Unscheduled Prepayments	Vessel financings - scheduled repayments, in addition to maturities in 2028 and thereafter	Total (1)
January 1, 2026 to February 10, 2026	$—	$—	$0.3	$0.3
Remaining Q1 2026 (2)	—	18.9	—	18.9
Q2 2026	—	—	—	—
Q3 2026	—	—	—	—
Q4 2026	—	—	—	—
Q1 2027	—	—	—	—
Q2 2027	—	—	—	—
Q3 2027	—	—	—	—
Q4 2027	—	—	—	—
2028	—	—	409.2	409.2
2029 and thereafter	200.0	—	—	200.0
	$200.0	$18.9	$409.5	$628.4
(1)    Amounts represent the principal payments due on the Company’s outstanding indebtedness as of December 31, 2025.
(2)    The unscheduled prepayment reflects the outstanding lease liability on STI Symphony, which is currently financed under the Ocean Yield Lease Financing. In July 2025, the Company submitted notice to exercise the purchase option on this vessel in February 2026.

Newbuilding Vessels
As of February 10, 2026, the Company had commitments to construct (i) four scrubber-fitted LR2 newbuilding product tankers, two with expected deliveries in the third quarter of 2027, one expected to be delivered in third quarter of 2029 and one expected to be delivered in the fourth quarter of 2029, (ii) four scrubber-fitted MR newbuilding product tankers with a delivery in each of the second and fourth quarters of 2026 and the first and second quarters of 2027 and (iii) two scrubber-fitted newbuilding VLCCs with deliveries expected in the third and fourth quarters of 2028.
The table below summarizes the estimated installment payment for the vessels under construction as of February 10, 2026(1):

		Number of vessels expected to be delivered
In millions of USD	Amount	VLCCs	LR2s	MRs
Q1 2026 - paid	$28.3	—	—	—
Q1 2026 - to be paid	40.0	—	—	—
Q2 2026	57.6	—	—	1
Q3 2026	14.2	—	—	—
Q4 2026	59.2	—	—	1
2027	212.6	—	2	2
2028	208.8	2	—	—
2029	89.1	—	2	—
	$709.8	2	4	4

(1) The installment payments are estimates only and are subject to change as construction progresses.

Drydock and Off-Hire Update
Set forth below is a table summarizing the drydock activity that occurred during the fourth quarter of 2025 and the estimated expected payments to be made for the Company's drydocks through the end of 2027. This table also includes an estimate of off-hire days for these periods which includes (i) estimated off-hire days for drydocks, and (ii) estimated off-hire time for general repairs.

			Number of vessels for drydock (3)
	Estimated aggregate drydock costs in millions of USD (1)	Estimated aggregate off-hire days (both drydock and general repairs) (2)	LR2s	MRs	Handymax
Q4 2025 - actual	$9.2	118	3	1	0
Q1 2026 - estimated	12.4	131	2	0	0
Q2 2026 - estimated	4.6	130	2	0	0
Q3 2026 - estimated	5.3	130	2	0	0
Q4 2026 - estimated	3.0	111	1	0	0
FY 2027 - estimated	23.1	575	5	5	0
(1)    These costs include estimated cash payments for drydocks. These amounts may include costs incurred for previous projects for which payments may not be due until subsequent quarters, or payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual drydocks. The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks finalize.
(2)    Represents the total estimated off-hire days during the period for both drydockings or general repairs, including vessels that commenced work in a previous period. The number of off-hire days set forth in this table are estimates only and actual off-hire days may vary.
(3)    Represents the number of vessels scheduled to commence drydock. It does not include vessels that commenced work in prior periods but will be completed in a subsequent period. Additionally, the timing set forth in these tables may vary as drydock times are finalized.
Explanation of Variances on the Fourth Quarter of 2025 Financial Results Compared to the Fourth Quarter of 2024
For the three months ended December 31, 2025, the Company recorded net income of $128.1 million compared to net income of $68.6 million for the three months ended December 31, 2024. The following were the significant changes between the two periods:
•TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended December 31, 2025, and 2024:

	For the three months ended December 31,
In thousands of U.S. dollars	2025	2024
Vessel revenue	$252,652	$203,969
Voyage expenses	(11,228)	(11,824)
TCE revenue	$241,424	$192,145

•TCE revenue for the three months ended December 31, 2025 increased by $49.3 million to $241.4 million, from $192.1 million for the three months ended December 31, 2024 despite the average number of vessels decreasing to 96.5 during the three months ended December 31, 2025 from 100.9 during the three months ended December 31, 2024. Overall, the average daily TCE revenue increased to $28,066 per vessel during the three months ended December 31, 2025, from $21,978 per vessel during the three months ended December 31, 2024.

TCE revenue for the three months ended December 31, 2025 increased as compared to the same period in the previous year. Both periods were characterized by steady underlying demand for refined petroleum products. During the three months ended December 31, 2025, the product tanker market strengthened compared to the prior-year period, supported by increased seaborne exports and tighter vessel supply. On the demand side, geopolitical disruptions, sanctions enforcement, and refinery outages lengthened trade routes and created regional imbalances for refined products. On the supply side, a strong crude tanker market incentivized larger product tankers to trade crude oil, reducing the number of vessels available for clean-product transportation. Together, these factors contributed to higher average daily TCE rates compared to the three months ended December 31, 2024.
•Vessel operating costs for the three months ended December 31, 2025 decreased by $6.6 million to $74.2 million, from $80.8 million for the three months ended December 31, 2024 due to a decrease in the average number of vessels to 96.5 during the three months ended December 31, 2025 from 100.9 during the three months ended December 31, 2024. Average daily vessel operating costs decreased to $8,358 per vessel for the three months ended December 31, 2025 from $8,708 per vessel for the three months ended December 31, 2024. This improvement was driven by reductions in crewing costs, and spares and stores expense.
•Depreciation expense for the three months ended December 31, 2025 decreased by $1.2 million to $44.0 million, from $45.2 million for the three months ended December 31, 2024. This decrease resulted from ten vessels either being sold or classified as held for sale since the fourth quarter of 2024 partially offset by increased depreciation stemming from the completed drydocks during 2024 and 2025.
•General and administrative expenses for the three months ended December 31, 2025 increased by $11.8 million to $35.7 million, from $23.9 million for the three months ended December 31, 2024 primarily due to an increase in compensation related costs.
•Financial expenses for the three months ended December 31, 2025 increased by $0.9 million to $19.2 million, from $18.3 million for the three months ended December 31, 2024. This increase was due to $2.9 million of write-offs of deferred financing fees and debt extinguishment costs (compared to $0.5 million during the prior year period) resulting primarily from the prepayment of $154.6 million of principal amortization under certain credit facilities, representing all of the scheduled amortization payments from January 1, 2026 through December 31, 2027, as well as the repayment of debt associated with the sale of vessels. Excluding this write-off, there was an overall reduction in interest expense on debt and sale leaseback arrangements due to the Company's deleveraging efforts. Average indebtedness was $795.7 million during the three months ended December 31, 2025 as compared to $882.8 million during the three months ended December 31, 2024. Additionally, amortization of deferred financing fees was $1.5 million during both the three months ended December 31, 2025 and the three months ended December 31, 2024.
•Dividend income and fair value gain (loss) on financial assets measured at fair value through profit or loss, net of $5.7 million includes $0.2 million of dividends received from the Company's investment in DHT and a fair value gain of $5.5 million during the three months ended December 31, 2025. During the three months ended December 31, 2024, dividend income and fair value gain (loss) on financial assets measured at fair value through profit or loss, net was a loss of $12.1 million, consisting of $1.8 million of dividends and a fair value loss of $13.9 million.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	2025	2024	2025	2024
Revenue
Vessel revenue	$252,652	$203,969	$938,222	$1,243,951

Operating expenses
Vessel operating costs	(74,188)	(80,812)	(287,870)	(319,147)
Voyage expenses	(11,228)	(11,824)	(36,913)	(30,371)
Depreciation	(43,978)	(45,220)	(180,335)	(185,319)
General and administrative expenses	(35,689)	(23,860)	(123,406)	(121,048)
Gain on sales of vessels	45,486	52,576	45,486	176,537
Total operating expenses	(119,597)	(109,140)	(583,038)	(479,348)
Operating income	133,055	94,829	355,184	764,603
Other (expenses) and income, net
Financial expenses	(19,247)	(18,335)	(80,131)	(109,539)
Financial income	7,016	2,970	21,891	15,947
Share of income from dual fuel tanker joint venture	1,143	1,112	4,104	7,664
Dividend income and fair value gain (loss) on financial assets measured at fair value through profit or loss, net	5,702	(12,133)	41,123	(11,176)
Other income and (expenses), net	449	114	2,121	1,275
Total other expense, net	(4,937)	(26,272)	(10,892)	(95,829)
Net income	$128,118	$68,557	$344,292	$668,774

Earnings per share

Basic	$2.72	$1.48	$7.40	$13.78
Diluted	$2.59	$1.43	$7.03	$13.15
Basic weighted average shares outstanding	47,148,749	46,335,812	46,554,200	48,544,137
Diluted weighted average shares outstanding (1)	49,422,642	48,020,815	48,949,522	50,874,322

(1) The computation of diluted earnings per share for the three months and year ended December 31, 2025 and 2024, includes the effect of potentially dilutive unvested shares of restricted stock.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	December 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$751,955	$332,580
Financial assets measured at fair value through profit or loss	—	74,157
Accounts receivable	180,801	150,183
Prepaid expenses and other current assets	10,072	9,230
Inventories	11,919	10,173
Assets held for sale	153,622	—
Total current assets	1,108,369	576,323
Non-current assets
Vessels and drydock	2,741,440	3,190,820
Other assets	59,834	58,312
Goodwill	8,197	8,197
Total non-current assets	2,809,471	3,257,329
Total assets	$3,917,840	$3,833,652
Current liabilities
Current portion of long-term debt	$—	$122,797
Lease liability - sale and leaseback vessels	19,121	8,592
Accounts payable	34,029	32,213
Accrued expenses and other liabilities	65,609	73,591
Total current liabilities	118,759	237,193
Non-current liabilities
Long-term debt	600,083	665,887
Lease liability - sale and leaseback vessels	—	64,691
Total non-current liabilities	600,083	730,578
Total liabilities	718,842	967,771
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	778	760
Additional paid-in capital	3,231,184	3,159,548
Treasury shares	(1,467,127)	(1,466,818)
Retained earnings	1,434,163	1,172,391
Total shareholders' equity	3,198,998	2,865,881
Total liabilities and shareholders' equity	$3,917,840	$3,833,652

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the year ended December 31,
In thousands of U.S. dollars	2025	2024
Operating activities
Net income	$344,292	$668,774
Depreciation	180,335	185,319
Equity settled share based compensation expense	71,654	62,509
Amortization of deferred financing fees	6,986	9,236
Non-cash debt extinguishment costs	4,664	3,460
Net gain on sales of vessels	(45,486)	(176,537)
Accretion of fair value measurement on debt assumed in business combinations	41	82
Fair value gain on financial assets measured at fair value through profit or loss	(35,181)	14,979
Share of income from dual fuel tanker joint venture	(4,104)	(7,664)
Dividend from financial assets measured at fair value through profit or loss	(5,942)	(3,803)
	517,259	756,355
Changes in assets and liabilities:
Increase in inventories	(1,746)	(2,034)
(Increase) / decrease in accounts receivable	(27,317)	57,045
(Increase) / decrease in prepaid expenses and other current assets	(842)	983
Decrease in other assets	2,467	1,600
Increase in accounts payable and other liabilities	5,377	15,722
Decrease in accrued expenses	(3,972)	(4,491)
	(26,033)	68,825
Net cash inflow from operating activities	491,226	825,180
Investing activities
Net proceeds from sales of vessels	227,719	479,778
Distributions from dual fuel tanker joint venture	3,633	8,851
Investment in dual fuel tanker joint venture	—	(1,937)
Purchases of financial assets measured at fair value through profit or loss	(45,850)	(89,137)
Proceeds from sale of financial assets measured at fair value through profit or loss	155,188	—
Dividend from financial assets measured at fair value through profit or loss	5,942	3,803
Drydock, ballast water treatment system and other vessel related payments	(74,383)	(93,367)
Net cash inflow from investing activities	272,249	307,991
Financing activities
Debt repayments	(449,524)	(835,680)
Issuance of debt	200,000	99,000
Debt issuance costs	(11,747)	(354)
Dividends paid	(82,520)	(83,515)
Repurchase of common stock	(309)	(335,593)
Net cash outflow from financing activities	(344,100)	(1,156,142)
Increase in cash and cash equivalents	419,375	(22,971)
Cash and cash equivalents at January 1,	332,580	355,551
Cash and cash equivalents at December 31,	$751,955	$332,580

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months and year ended December 31, 2025 and 2024
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
	2025	2024	2025		2024
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$151,561	$105,146	$567,912		$842,012

Average Daily Results
Fleet
TCE per revenue day (2)	$28,066	$21,978	$25,964		$32,573
Bareboat charter hire rate per revenue day(2)	$12,986	N/A	$12,986	$—	N/A
Vessel operating costs per day (3)	$8,358	$8,708	$8,018		$8,204
Average number of vessels	96.5	100.9	98.4		106.3

LR2
TCE per revenue day (2)	$33,894	$27,006	$32,138		$40,406
Vessel operating costs per day (3)	$9,276	$9,314	$8,743		$8,971
Average number of vessels	37.7	38.4	37.9		38.8

MR
TCE per revenue day (2)	$24,462	$19,753	$22,469		$28,980
Bareboat charter hire rate per revenue day(2)	$12,986	N/A	$12,986		N/A
Vessel operating costs per day (3)	$7,830	$8,308	$7,619		$7,794
Average number of vessels	44.8	48.5	46.4		53.4

Handymax
TCE per revenue day (2)	$23,963	$15,487	$21,179		$24,146
Vessel operating costs per day (3)	$7,573	$8,444	$7,375		$7,645
Average number of vessels	14.0	14.0	14.0		14.0

Capital Expenditures
Drydock, scrubber, ballast water treatment system and other vessel related payments (in thousands of U.S. dollars)	$9,220	$39,043	$74,383		$93,367

(1)	See Non-IFRS Measures section below.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days vessels are part of the fleet less the number of days vessels are off-hire for drydock and repairs.

For bareboat chartered-out vessels, the charterers are responsible for the vessel operating costs.

(3)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, not time chartered-in vessels.

Fleet list as of February 12, 2026

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned and sale leaseback vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	Time Charter (4)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Duchessa	2014	49,990	—	SMRP (2)	MR	No
16	STI Opera	2014	49,990	—	SMRP (2)	MR	No
17	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
18	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
19	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
20	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
21	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
22	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
23	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
24	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Memphis	2014	49,990	—	Time Charter (5)	MR	Yes
26	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
27	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
28	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
29	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
30	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
31	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
32	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
33	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
34	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
35	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
36	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
37	STI Bosphorus	2017	49,990	—	Bareboat Charter (6)	MR	No
38	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
39	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
40	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	No
41	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	No
42	STI Esles II	2018	49,990	1B	SMRP (2)	MR	No

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
43	STI Jardins	2018	49,990	1B	Time Charter (7)	MR	No
44	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
45	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
46	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
47	STI Magnetic	2019	50,000	—	Time Charter (8)	MR	Yes
48	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
49	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
50	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
51	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes
52	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
53	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
54	STI Miracle	2020	50,000	—	Time Charter (9)	MR	Yes
55	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
56	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
57	STI Elysees	2014	109,999	—	SLR2P (3)	LR2	Yes
58	STI Madison	2014	109,999	—	SLR2P (3)	LR2	Yes
59	STI Park	2014	109,999	—	SLR2P (3)	LR2	Yes
60	STI Orchard	2014	109,999	—	Time Charter (10)	LR2	Yes
61	STI Sloane	2014	109,999	—	SLR2P (3)	LR2	Yes
62	STI Broadway	2014	109,999	—	SLR2P (3)	LR2	Yes
63	STI Condotti	2014	109,999	—	SLR2P (3)	LR2	Yes
64	STI Rose	2015	109,999	—	SLR2P (3) (11)	LR2	Yes
65	STI Veneto	2015	109,999	—	SLR2P (3)	LR2	Yes
66	STI Alexis	2015	109,999	—	Time Charter (12)	LR2	Yes
67	STI Winnie	2015	109,999	—	SLR2P (3)	LR2	Yes
68	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
69	STI Lauren	2015	109,999	—	SLR2P (3)	LR2	Yes
70	STI Connaught	2015	109,999	—	SLR2P (3)	LR2	Yes
71	STI Spiga	2015	109,999	—	Time Charter (13)	LR2	Yes
72	STI Kingsway	2015	109,999	—	SLR2P (3) (14)	LR2	Yes
73	STI Solidarity	2015	109,999	—	SLR2P (3)	LR2	Yes
74	STI Lombard	2015	109,999	—	SLR2P (3)	LR2	Yes
75	STI Grace	2016	109,999	—	Time Charter (15)	LR2	Yes
76	STI Jermyn	2016	109,999	—	Time Charter (16)	LR2	Yes
77	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
78	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
79	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
80	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes
81	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes
82	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes
83	STI Gallantry	2016	113,000	—	SLR2P (3) (14)	LR2	Yes
84	STI Guard	2016	113,000	—	Time Charter (17)	LR2	Yes
85	STI Guide	2016	113,000	—	Time Charter (18)	LR2	Yes
86	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
87	STI Rambla	2017	109,999	—	SLR2P (3)	LR2	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
88	STI Gauntlet	2017	113,000	—	Time Charter (19)	LR2	Yes
89	STI Gladiator	2017	113,000	—	Time Charter (18)	LR2	Yes
90	STI Gratitude	2017	113,000	—	Time Charter (20)	LR2	Yes
91	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes

	Total owned or finance leased DWT		6,509,352

	Newbuildings currently under construction
	Vessel Name	Yard	DWT		Vessel type
92	Hull YZJF2024-001	JNS	49,800		MR	(21)
93	Hull YZJF2024-002	JNS	49,800		MR	(21)
94	Hull YZJF2024-003	JNS	49,800		MR	(21)
95	Hull YZJF2024-004	JNS	49,800		MR	(21)
96	Hull P110K-102	DS	115,000		LR2	(22)
97	Hull P110K-103	DS	115,000		LR2	(22)
98	Hull P110K-104	DS	115,000		LR2	(22)
99	Hull P110K-105	DS	115,000		LR2	(22)
100	Hull 5540	HO	300,000		VLCC	(23)
101	Hull 5541	HO	300,000		VLCC	(23)

	Total newbuilding product tankers DWT		1,259,200

	Total Fleet DWT		7,768,552

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)	This vessel commenced a time charter in April 2025 for two years at a rate of $24,000 per day.
(5)	This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. In July 2025, this time charter was extended for a period of 75 to 120 days at a rate of $21,500 per day commencing in August 2025. In November 2025, this time charter was extended for a period of six months at a rate of $27,500 per day.
(6)
This vessel commenced a bareboat charter-out arrangement in August 2025 at a bareboat rate of $13,150 per day. The vessel is chartered to a third-party joint venture which re-flagged the vessel to the United States in order for it to participate in the U.S. Government’s Tanker Security Program (TSP). The contract will remain in effect until the vessel reaches 20 years of age, which will occur in 2037, subject to annual renewal within the National Defense Authorization Act (“NDAA”).

(7)	This vessel commenced a time charter in October 2024 for three years at a rate of $29,550 per day.
(8)	This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three-year period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. In July 2025, this time charter was extended for a period of 75 to 120 days at a rate of $21,500 per day commencing in August 2025. In November 2025, this time charter was extended for a period of six months at a rate of $27,500 per day.
(9)	This vessel commenced a time charter in August 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. In July 2025, this time charter was extended for a period of 75 to 120 days at a rate of $21,500 per day commencing in August 2025. In November 2025, this time charter was extended for a period of six months at a rate of $27,500 per day.
(10)	This vessel commenced a time charter in August 2025 for five years at a rate of $28,350 per day.
(11)	This vessel entered into a time charter-out agreement for five years at a rate of $29,000 per day which is expected to commence in February 2026.
(12)	This vessel commenced a time charter in January 2026 for five years at a rate of $29,000 per day.
(13)	This vessel commenced a time charter with a related party in November 2025 for one year at a rate of $35,000 per day.
(14)	The Company has entered into an agreement to sell this vessel which is expected to close in the first or second quarter of 2026.
(15)	This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $47,000 per day, the next 6 months are payable at $28,000 per day, and years two and three are payable at $37,500 per day. In November 2025, this time charter was extended for a period of one year at a rate of $36,000 per day commencing in December 2025.
(16)	This vessel commenced a time charter in April 2023 for three years at a rate of $40,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $42,500 per day.
(17)	This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day.
(18)	This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. In April 2025, the charterers exercised their option to extend the term of this agreement for an additional year at $31,000 per day commencing in July 2025. The charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(19)	This vessel commenced a time charter in November 2022 for three years at an average rate of $32,750 per day. In November 2025, this time charter was extended for a period of one year at a rate of $36,000 per day.
(20)	This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. In February 2025, the charterers exercised their option to extend the term of this agreement for an additional year at $31,000 per day commencing in May 2025. The charterers have an additional option to further extend the term of this agreement for an additional year at $33,000 per day.
(21)	These newbuilding vessels are being constructed at JNS (Jingjiang Nanyang Shipbuilding Co. Ltd.). Two vessels are expected to be delivered in the second and fourth quarters of 2026 and two vessels are expected to be delivered in the first and second quarters of 2027.
(22)	These newbuilding vessels are being constructed at DS (Dalian Shipbuilding Industry Co. Ltd.). Two of the vessels are expected to be delivered in the third quarter of 2027, one is expected to be delivered in the third quarter of 2029 and one is expected to be delivered in the fourth quarter of 2029.
(23)	These newbuilding vessels are being constructed at HO (Hanwha Ocean Co. Ltd.). The vessels are expected to be delivered in the third and fourth quarters of 2028.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2024 and 2025 were as follows:

Date paid	Dividend per common share
March 2024	$0.40
June 2024	$0.40
September 2024	$0.40
December 2024	$0.40
March 2025	$0.40
June 2025	$0.40
August 2025	$0.40
December 2025	$0.42
On February 11, 2026, the Company's Board of Directors declared a quarterly cash dividend of $0.45 per common share, with a payment date of March 20, 2026 to all shareholders of record as of March 6, 2026 (the record date). As of February 12, 2026, there were 51,762,790 common shares of the Company issued and outstanding.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or lease finances 91 product tankers (35 LR2 tankers, 42 MR tankers and 14 Handymax tankers) with an average age of 10.0 years. The Company has entered into an agreements to sell two LR2 product tankers, which are expected to close in the first quarter or second quarter of 2026. The Company has also reached agreements for four MR newbuildings that are currently under construction with deliveries expected in 2026 and 2027, four LR2 newbuildings with deliveries expected in 2027 and 2029 and two VLCC newbuildings with deliveries expected in the second half of 2028. Additional information about the Company is available at the Company's website www.scorpiotankers.com. Information on the Company’s website does not constitute a part of and is not incorporated by reference into this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.

TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the Fourth Quarter of 2025 Financial Results Compared to the Fourth Quarter of 2024". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.
Reconciliation of Net Income to Adjusted Net Income

	For the three months ended December 31, 2025
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$128,118	$2.72	$2.59
Adjustments:
Loss on extinguishment of debt and write-off of deferred financing fees	2,885	0.06	0.06
Gain on sales of vessels	(45,486)	(0.96)	(0.92)
Fair value gain on financial assets measured at fair value through profit or loss	(5,522)	(0.12)	(0.11)
Adjusted net income	$79,995	$1.70	$1.62

	For the three months ended December 31, 2024
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$68,557	$1.48		$1.43
Adjustments:
Loss on extinguishment of debt and write-off of deferred financing fees	452	$0.01		$0.01
Gain on sales of vessels	(52,576)	(1.13)		(1.09)
Fair value loss on financial assets measured at fair value through profit or loss	13,889	0.30		0.29
Adjusted net income	$30,322	$0.65	(1)	$0.63	(1)

(1) Summation difference due to rounding

	For the year ended December 31, 2025
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$344,292	$7.40	$7.03
Adjustments:
Loss on extinguishment of debt and write-off of deferred financing fees	5,899	0.13	0.12
Gain on sales of vessels	(45,486)	(0.98)	(0.93)
Fair value gain on financial assets measured at fair value through profit or loss	(35,181)	(0.76)	(0.72)
Adjusted net income	$269,524	$5.79	$5.51	(1)

(1) Summation difference due to rounding

	For the year ended December 31, 2024
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$668,774	$13.78	$13.15
Adjustments:
Loss on extinguishment of debt and write-off of deferred financing fees	8,524	$0.18	$0.17
Gain on sales of vessels	(176,537)	(3.64)	(3.47)
Gain on sale of vessel within joint venture	(2,821)	(0.06)	(0.06)
Fair value loss on financial assets measured at fair value through profit or loss	14,980	0.31	0.29
Adjusted net income	$512,920	$10.57	$10.08

Reconciliation of Net Income to Adjusted EBITDA(1)

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars	2025	2024	2025	2024
Net Income	$128,118	$68,557	$344,292	$668,774
Financial expenses	19,247	18,335	80,131	109,539
Financial income	(7,016)	(2,970)	(21,891)	(15,947)
Depreciation	43,978	45,220	180,335	185,319
Equity settled share based compensation expense	18,422	16,447	71,654	62,509
Gain on sales of vessels	(45,486)	(52,576)	(45,486)	(176,537)
Gain on sale of vessel within joint venture	—	—	—	(2,821)
Dividend income and fair value (gain) loss on financial assets measured at fair value through profit or loss, net	(5,702)	12,133	(41,123)	11,176
Adjusted EBITDA	$151,561	$105,146	$567,912	$842,012
(1) Adjusted EBITDA is calculated by taking Net Income and adding back Financial Expenses (which include interest expense and amortization and write offs of deferred financing fees), Financial Income (which includes interest income), Depreciation, Equity settled share based compensation (which represents the amortization of restricted stock awards), gains and losses on asset sales, and fair value adjustments on investments measured at fair value.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, including without limitation the potential expenses incurred under the recently implemented port fee regimes in the United States and China that may be applicable to certain of our vessels, the impact of the current and future sanctions that may impact the transportation of petroleum products, potential liability from pending or future litigation, general domestic and international political conditions, which have and may continue to disrupt certain global shipping routes, vessel breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
James Doyle - Head of Corporate Development & Investor Relations
Tel: +1 203-900-0559
Email: investor.relations@scorpiotankers.com